Exhibit 3.15

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET

COLLECTIVE TRUST

FUND DECLARATION

REAL ASSET RETURN FUND

Pursuant to Sections 3.03 and 7.01 of the Declaration of Trust, dated December 5, 1991, as amended as of July 31, 1995, and as further amended as of July 15, 2002 and December 1, 2004, and as amended and restated effective May 1, 2009 (the “Declaration of Trust”), which authorizes State Street Bank and Trust Company of New Hampshire as trustee (“State Street” or the “Trustee”) of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”) to establish investment funds under the Collective Trust, effective as of July 6, 2009 State Street hereby establishes the Real Asset Return Fund (the “Fund”). The provisions of the Declaration of Trust are incorporated herein by reference. In addition, the Trustee agrees and declares that it will hold, administer and deal with all money and property received or purchased by it as Trustee of the Collective Trust on behalf of the Fund subject to the additional terms and conditions set forth in this Fund Declaration. Capitalized terms used and not otherwise defined shall have the meanings set forth in the Declaration of Trust.

1. Investment Objective. The Real Asset Return Fund’s investment objective is to provide capital appreciation in excess of inflation as measured by the All Items Less Food and Energy Consumer Price Index for All Urban Consumers for the U.S. City Average, 1982-84 = 100 (“Core CPI”) (which excludes food and energy).

The Fund invests in a diversified portfolio of primarily Treasury Inflation Protected Securities (“U.S. TIPS”), commodity futures and real estate investment trusts (“REITs”), with the objective of achieving a total return in excess of inflation as measured by the Core CPI (which excludes food and energy).

Exposure to asset classes is obtained by investing indirectly in various index or other collective investment funds maintained by State Street Bank and Trust Company (“State Street Bank”). Assets in the Fund for any given year shall be allocated as described in the Prospectus of the Collective Trust from time to time in effect pursuant to which the Units of the Fund may be issued (“Prospectus”). Allocations of the funds underlying the Real Asset Return Fund are readjusted by State Street Bank on a regular basis to maintain the appropriate asset mix given the State Street Bank’s forecasts for inflation and long-term asset class forecasts for return and risk, taking into account various macro-economic factors affecting the long-term outlook for capital markets, inflation and other factors.

2. Investment Guidelines and Restrictions. The assets of the Fund will be invested directly or indirectly primarily in U.S. TIPS, commodities futures and REITs, provided that the Trustee may invest all or any portion of the assets of the Fund in accordance with Section 3.03(c) of the Declaration of Trust. The Fund may also invest in derivatives to the extent described in the Prospectus. The Trustee, subject to consultation with ABA Retirement Funds, or an investment fiduciary designated by it, may in the future review such investment policy.

The Trustee intends to operate the Fund as a “qualifying entity” pursuant to Regulation 4.5 of the Commodity Exchange Act.

3. Initial Value of Units of the Fund. The initial value of a Unit of the Fund on the date of commencement of operations shall be $12.00.

4. Restrictions on Withdrawal and Transfer. Subject to the Declaration of Trust or as otherwise disclosed in the Prospectus or any supplement thereto, there are no restrictions on withdrawal and transfer. A Participating Trust may request withdrawal of any number of Units of the Fund on any Business Day.

5. Fees. For services rendered to or on behalf of the Fund, the State Street Bank and Trust Company will be entitled to receive compensation in the amounts and at the times set forth in Schedule A and, so long as the assets of the Fund are invested directly or indirectly in an index or other collective investment funds maintained by State Street Bank and Trust Company, Schedule B hereto.

6. Investment Advisors. The Trustee retains the right to appoint Investment Advisors to assist the Trustee in managing the assets of the Fund. Any such Investment Advisors shall be designated from time to time in Schedule C attached hereto, and the Trustee shall enter into investment advisory agreements with such Investment Advisors setting forth the terms and conditions (including any volume or percentage limitations applicable to types, categories or classes of securities) under which any such Investment Advisors will advise and make recommendations to the Trustee and the compensation to be paid to such Investment Advisors.

7. Conflicts. In the event of a conflict between the terms of this document and the Declaration of Trust, the Declaration of Trust shall control unless the Declaration of Trust specifically permits the Trustee to vary the particular provision set forth therein.

IN WITNESS WHEREOF, STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE has caused its name to be signed to this Fund Declaration for the Real Asset Return Fund by its proper officer to be effective as of June 29, 2009.

ATTEST:		STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE

By:	/s/ Lynda L. Hampton	By:	/s/ Monet T. Ewing
Name:	Lynda L. Hampton	Name:	Monet T. Ewing
Title:	Associate	Title:	Vice President

REAL ASSET RETURN FUND

FUND DECLARATION

SCHEDULE A

Effective as of July 6, 2009, for services rendered to or on behalf of the Real Asset Return Fund and the other Funds listed below and the Balanced Fund, State Street Bank and Trust Company (“State Street Bank”) shall be entitled to receive with respect to the assets of the Real Asset Return Fund, such other Funds and the Balanced Fund a Trust, Management and Administration fee, charged at the following annual rates as set forth below, which will accrue on a daily basis and will be paid monthly from the respective assets of the Real Asset Return Fund, the other Funds and the Balanced Fund, provided that such fee shall be reduced for any Fund or the Balanced Fund by the amount of any fee 1 received by State Street Bank (which for these purposes shall not exceed the amount set forth below), other than the fees expressly provided for in the Fund Declaration of such Fund or the Balanced Fund, as the case may be, on account of the investment of any assets of such Fund or the Balanced Fund in any other collective investment fund maintained by State Street Bank:

Aggregate Value of Assets (excluding for this purpose assets of a Fund consisting of direct holdings of Units in another Fund) in the Stable Asset
Return Fund, the Bond Core Plus Fund, the Balanced Fund, the Large Cap Equity Fund, the Small-Mid Cap Equity Fund, the International All Cap
Equity Fund, the Bond Index Fund, the Large Cap Index Equity Fund, All Cap Index Equity Fund, Mid Cap Index Equity Fund, Small Cap Index
Equity Fund, International Index Equity Fund, the Real Asset Return Fund, the Retirement Date Funds and the Target Risk Funds

Rate
First $1.0 billion	.202%

Next $1.8 billion	.067%

Over $2.8 billion	.029%

[1]	For the avoidance of doubt, a fee for this purpose does not include any fee that is described in the Prospectus and that is received by State Street Bank from any underlying collective investment fund in which such Fund or Balanced Fund invests.

REAL ASSET RETURN FUND

FUND DECLARATION

SCHEDULE B

For investment management services rendered with respect to the assets of the Fund, including monitoring appropriate asset allocations and the selection of investment vehicles, State Street Bank and Trust Company shall be entitled to receive an investment management fee at an annual rate of .09% of the assets of the Fund, which is accrued on a daily basis and paid monthly from the assets of the Fund.

REAL ASSET RETURN FUND

FUND DECLARATION

SCHEDULE C

The Trustee has not entered into an investment advisor agreement for the Fund.

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